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                                  CERTICOM(TM)


                                                                    NEWS RELEASE
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      ROBERT HARLEY AND TEAM WIN $10,000 PRIZE IN CERTICOM'S ECC CHALLENGE

    MAJOR CHALLENGE EFFORT IN PUBLIC-KEY CRYPTOGRAPHY CONFIRMS ECC SECURITY

HAYWARD, CALIF., APRIL 17, 2000 - Dr. Scott Vanstone, Chief Cryptographer for Certicom Corp., is pleased to announce that a team of researchers led by Robert Harley, Damien Doligez, Daniel de Rauglaudre and Xavier Leroy of INRIA (France) have solved Certicom's ECC2K-108 Challenge. For this achievement, Certicom is pleased to award them a cash prize of $10,000.

The Certicom ECC Challenge was developed in November 1997 to increase the industry's understanding and appreciation for the difficulty of the elliptic curve discrete logarithm problem (ECDLP), which forms the basis for the security of elliptic curve cryptography (ECC).

"We believe this response to our ECC Challenge demonstrates the ongoing international commitment to the development and deployment of elliptic curve cryptography," said Dr. Vanstone. "The effort of Harley's group is significant because it provides practical confirmation of the theoretical estimates of the security of the ECC cryptosystem."

The solution to the ECC2K-108 challenge is believed to be the largest effort ever expended in a public-key cryptography challenge. It took four months and involved approximately 9,500 machines and 1300 volunteers from 40 countries. The amount of work required to solve the ECC2K-108 challenge was about 50 times that required to solve the 512-bit RSA cryptosystem.

The method Harley's team used for solving ECC2K-108 is well known, having been introduced independently by Certicom researchers and Harley's team in 1998. Although the effort therefore provides no fundamental advances, it is nonetheless an impressive computational achievement that demonstrates the strength of distributed computer networks.

"Harley's team's accomplishment is an impressive example of the power of modern distributed computing," said Neal Koblitz, Professor of Mathematics at the University of Washington and co-inventor of ECC. "Their work shows the accuracy of Certicom's estimates of the amount of time required to solve the Certicom Challenges, and in this way reinforces our confidence in the security of ECC."

Harley's team's effort also supports Certicom's recommendation that keys of at least 160 bit ECC encryption should be deployed in practice. Solving a 163-bit ECC challenge is





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         CERTICOM CORP. 25801 Industrial Blvd., Hayward, CA 94545, USA
                t: 510.780.5400 f: 510.780.5401 www.certicom.com
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                    "CERTICOM ANNOUNCES ECC2K-108 CHALLENGE WINNER," PAGE 2 OF 2
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estimated to require about 100 million times the work expended to solve the
108-bit challenge.

More information on the Certicom ECC Challenge can be found at the following URL http://www.certicom.com/research/ecc_challenge.html. More information on the ECC2K-108 solution and Harley's team can be found at http://www.certicom.com/research/ecc2k108.html and at http://pauillac.inria.fr/~harley/ecdl7.


ABOUT CERTICOM

Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m-commerce. Major computing and communications companies such as Palm, Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

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Certicom is a registered trademark of Certicom Corp. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lorraine Kauffman
Public Relations
Certicom Corp.
(510) 780-5417
lkauffman@certicom.com